UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alpine 4 Technologies Ltd.

Class A Common Stock, Par Value $0.0001
(Title of Class of Securities)

(CUSIP Number)
02083E 105

Kent B. Wilson
Chief Executive Officer
4742 N. 24th Street Suite 300
Phoenix, AZ

855-777-0077 ext 801
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of This Statement)
July 16, 2014

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RICHARD BATTAGLINI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,602,002

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
20,602,002

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,602,002

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.16%

14	TYPE OF REPORTING PERSON
IN

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is Class A common stock, $0.0001 par value per share ("Class A Common Stock") of Alpine 4 Technologies Ltd. (formerly ALPINE 4 Inc. and Alpine 4 Automotive Technologies Ltd.) (the "Issuer"), with its principal executive offices at 4742 N. 24th Street Suite 300, Phoenix, AZ 85016.

Item 2.  Identity and Background.

(a)
This Schedule 13D is filed by and on behalf of Richard Battaglini.  Mr. Battaglini was appointed as an officer and director of the Issuer on June 24, 2014, and received shares of the Issuer's Class A common stock at that time. Subsequently, Mr. Battaglini resigned from all positions with the Issuer.

(b)	The Reporting Person's address is 934 W. Coronado Rd, Phoenix AZ 85007

(c)	Occupation: AutoTek, Incorporated, 934 W. Coronado Rd, Phoenix, AZ 85007

(d)	Mr. Battaglini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Wilson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Wilson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	US Citizen

Item 3.  Source and Amount of Funds or Other Consideration.

PF approximately $ 53,000. Remaining shares acquired for services provided to Issuer.
Mr. Battaglini acquired 10,000,000 shares of Class A Common Stock of the Issuer from the founder of the Issuer on June 28, 2014, for a purchase price of $40,000.  Mr. Battaglini subsequently acquired 123,200,000 shares of Class A common stock in connection with an employment agreement with the Issuer. On September 23, 2014, he purchased 26,000 Class A common shares from the Issuer for proceeds of $13,000. On October 23, 2014, he agreed to the cancellation of 78,000,000 shares of Class A common stock, and on April 29, 2015, he agreed to the cancellation of 34,623,998 shares of Class A common stock. On that date, he also resigned as an officer and director of the Issuer. As of the date of this Report, Mr. Battaglini held 20,602,002 shares of Class A common stock of the Issuer.

Item 4.  Purpose of Transaction.

Mr. Battaglini holds the shares of Class A common stock of the Issuer as reported herein for the purpose of investment.

Mr. Battaglini may, from time to time and for his own account, increase or decrease his beneficial ownership of Class A common stock or other securities of the Issuer.  Mr. Battaglini has not reached any decision with respect to any such possible actions.  If Mr. Battaglini does increase or decrease his beneficial ownership of common stock or other securities of the Issuer, he will file in a timely manner an appropriate amendment to this Schedule 13D.  Other than as described in this Schedule 13D, Mr. Battaglini does not have any plans or proposals which relate or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)
As of the date hereof, Mr. Battaglini beneficially owns 20,602,002 shares of the Issuer's Class A Common Stock, representing approximately 40.16% of the outstanding shares of the Issuer's Common Stock (based on the total amount of outstanding shares of Class A Common Stock of the Issuer as of the date of this Report (51,305,470)).

(b)	Mr. Battaglini has sole voting power as to 20,602,002 Class A common shares.

(c)
Mr. Battaglini acquired 10,000,000 shares of Class A Common Stock of the Issuer from the founder of the Issuer on June 28, 2014, for a purchase price of $40,000.  Mr. Battaglini subsequently acquired 123,200,000 shares of Class A common stock in connection with an employment agreement with the Issuer. On September 23, 2014, he purchased 26,000 Class A common shares from the Issuer for proceeds of $13,000. On October 23, 2014, he agreed to the cancellation of 78,000,000 shares of Class A common stock, and on April 29, 2015, he agreed to the cancellation of 34,623,998 shares of Class A common stock. On that date, he also resigned as an officer and director of the Issuer. As of the date of this Report, Mr. Battaglini held 20,602,002 shares of Class A common stock of the Issuer.

(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2015

/s/ Richard Battaglini
Name: Richard Battaglini

Attention – Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).